Strictly private and confidential

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T: +44 (0)20 7374 8000
F: +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Date
13 December 2006

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a copy of the Company's Press Release titled: "TomTom Expands Global Distribution with Products in Ireland, Taiwan and South Africa". This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith LLP
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith

w/enc

10/6387886_1

TomTom Expands Global Distribution with Products in Ireland, Taiwan and South Africa

12 December, 2006, Amsterdam: TomTom, a leading provider of personal navigation solution products and services, is launching its category defining portable navigation devices, TomTom GO and TomTom ONE into the Irish, Taiwanese and South African markets. Drivers in Ireland, Taiwan, and South Africa can now find their way the easy way with the same seamless navigation, innovative features, and breakthrough services that have made TomTom's all in one portable navigation devices best sellers in the U.S. and Europe.

"Providing easy to use, high quality and consumer friendly satellite navigation products to drivers across the globe is key to TomTom's business strategy," said Harold Goddijn chief executive officer of TomTom. "We're pleased that the map data available for Ireland, Taiwan and South Africa has developed to meet the high level of quality TomTom demands for any product it brings to consumers. We are confident our products will meet the navigation needs of the people in these regions.

TomTom's offering in Ireland:

TomTom will offer the entire **TomTom GO range** and **TomTom ONE** range available immediately from major retailers across Ireland.

Recommended retail prices:

- **TomTom GO 910: €599**
- **TomTom GO 710: €529**
- **TomTom GO 510: €449**
- **TomTom ONE (Europe): €399**
- **TomTom ONE (Regional): €299**

TomTom's offering in Taiwan:

TomTom will offer the **TomTom GO 710** as the flagship product available immediately from select automotive channels.

Recommended retail price: NT 18500

TomTom's offering in South Africa:

TomTom will offer the **TomTom GO 510** as the flagship product available from major retailers across South Africa from mid-December 2006.

Recommended retail price: **ZAR 4999**

TomTom GO range

The TomTom GO range has three devices to choose from depending on drivers' needs and budget. All products are easy to use straight out of the box and offer an extra wide 4 inch LCD touch screen with high resolution icons and 3D map view. The anti-glare screen uses a built-in sensor that automatically adjusts to the changing external light, ensuring optimal display in any weather conditions by day, night and even in direct sunlight.

The TomTom GO range offers high quality, category defining software with features such as route choice, re-route calculation and itinerary planning, making it even easier to navigate from A to B. Customers can also enjoy a number of extra benefits. All three TomTom GO devices can be utilised as a hands free car kit thanks to its compatibility with Bluetooth wireless technology, enabling users to easily make or accept phone calls whilst navigating. Furthermore, the iPod® control enables customers to operate their iPod® seamlessly via the touch screen functionality and play music over the built in audio speaker or car stereo.

TomTom ONE range

Ideal for first time navigation users, the TomTom ONE range combines ease of use and portability with TomTom's patented touch screen technology and award winning software. TomTom ONE (Europe) features complete door-to-door navigation anywhere in Western Europe and TomTom ONE (Regional) comes with maps for the whole of Ireland and the UK.

The TomTom ONE range features a sleek light-weight design (only 174 grams) and ultra compact measurements (96mm width x 82mm height x 25mm depth) to fit in any shirt pocket and so it can easily be taken from car to car.

With the TomTom ONE and TomTom GO series, TomTom introduces TomTom HOME, a unique free software application that is compatible with PC and MAC. TomTom HOME enables users to manage, download, store and transfer content from their computer onto their TomTom device. Drivers can pre-plan their route from home and will have easy access to TomTom's extensive PLUS content & services portfolio, including weather updates, voices and maps.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information; go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise